JPMorgan Trust I

JPMorgan Trust II

270 Park Avenue

New York, New York 10017

VIA EDGAR

February 13, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I; File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 370 and JPMorgan Trust II; (together with JPMorgan Trust I, the “Trusts”); File Nos. 2-95973; 811-4236 – Post-Effective Amendment No. 190

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the JPMorgan International Equity Income Fund, JPMorgan Research Enhanced Equity Fund and JPMorgan Asia Pacific Fund (each, a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on March 1, 2015 pursuant to the Rule.

PROSPECTUS COMMENTS

Prospectus

Main Investment Risks

JPMorgan Asia Pacific Fund

1.	Comment: Please consider including additional disclosure in risk factor “Foreign Securities and Emerging Market Risk” Disclosing which countries in the Asia Pacific region are considered to be emerging markets.

Response: While exposure to risks presented by investment in the Fund represent a principal risk of the Fund’s overall portfolio and therefore helpful disclosure to investors, we respectfully submit that we do believe that categorizing specific countries as emerging market or developed would be helpful in informing investors as to the risks presented through an investment in the Fund. Therefore, we are not making this change at this time.

2.	What percentage of the Fund’s net assets may be invested in privately placed securities?

Response: The Fund does not have an express limit on the percentage of its assets that it may invest in privately placed securities. However, the Fund is limited to investing no more than 15% of its net assets in illiquid securities. The Fund evaluates each security in which it invests on a case a by case basis to determine, based on facts and circumstances, whether such security is illiquid for purposes of the application of the Fund’s limitation on investment in illiquid securities.

International Equity Income Fund

3.	Comment: Please add the following disclosure at the end of the risk factor “Foreign Securities and Emerging Market Risk” “In addition, emerging markets typically present greater illiquidity and price volatility concerns due to smaller or limited local capital markets and greater difficulty in determining market valuations of securities due to limited public information on issuers.”

Response: The disclosure will be modified as requested.

Performance

JPMorgan Asia Pacific Fund, JPMorgan International Equity Income Fund and JPMorgan International Research Enhanced Equity Fund

4.	Comment: In the section “Additional Historical Performance Information” please consider adding additional detail regarding the nature of the changes that the Fund experienced which an investor may wish to take into consideration in considering the Fund’s historical performance.

Response: These disclosures were included for the purpose of alerting investors that changes in the operation of the Funds have occurred, and that had such changes occurred earlier, they may have impacted the Funds’ prior performance. We believe that the disclosure properly alerts investors that changes have been made and the timing of those changes. To the extent that investors seek additional information regarding such changes, details remain available in the Funds’ filings on http://www.sec.gov.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

JPMorgan Asia Pacific Fund

5.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please consider including exposures obtained through investment in an investment company for purposes of calculating a Fund’s industry concentration levels.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. It is not clear how, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. The Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, whether to a particular industry, group of industries, or something else, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

In connection with your review of the Post-Effective Amendments No. 370 and 190 filed by the Trusts on December 23, 2014, respectively, the undersigned hereby acknowledges on behalf of the Trusts that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels Assistant Secretary

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